September 30, 2009

Via EDGAR Filing

Mr. Eric McPhee

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Re:	LECG Corporation
Form 10-K for the year ended December 31, 2008
Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009
File No. 0-50464

Dear Mr. McPhee:

We have received your comment letter dated September 1, 2009 in regard to our Form 10-K for the year ended December 31, 2008 and our Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009.  To facilitate your review, we repeat the caption and paragraph from your comment letter, and are providing the following response to the comment.

Form 10-Q for the period ended June 30, 2009

Note 5, Goodwill and payable for business acquisitions, page 7

1.              We note that you recorded $1.8 million of guaranteed payments related to the Secura Group, LLC asset purchase agreement as goodwill in May 2009.  We also note that you concluded in the fourth quarter of 2008 that your goodwill asset, including approximately $7.2 million related to the Secura purchase, was fully impaired, and that your market capitalization has both declined significantly since the end of 2008 and has been significantly below the book value of your equity for each of the first and second quarters of 2009.  Please tell us what consideration you gave to the requirements of paragraph 28 of SFAS No. 142 in determining whether to test goodwill for impairment as of June 30, 2009.

We have two reporting units for goodwill impairment testing purposes, Economics Services and the Finance and Accounting Services (“FAS”). Goodwill was assigned to these two reporting units in the second quarter of 2008 as a result of reorganizing our internal reporting structure. Subsequent goodwill resulting from the resolution of contingent earn-out payments is assigned to the applicable reporting unit as if the acquisition has occurred on the day the contingency is resolved.

We disclosed in our 2008 Form 10-K factors that we consider important for determining whether to perform a goodwill impairment review on a date other than on October 1st, our annual test date. These factors include significant and sustained underperformance relative to forecasted operating results, significant and sustained negative industry or economic trends and other-than-temporary declines in our stock price and related market capitalization.

In November and December of 2008, we observed that our revenues and operating performance had declined and that our market capitalization had also declined since the date of our annual impairment test, and therefore our goodwill asset might be impaired as of December 31, 2008. Our market capitalization decreased further after the announcement of our preliminary earnings results on January 26, 2009, in which we noted that we had experienced significant revenue decreases from Q3 to Q4 of 2008. Based on our significant underperformance relative to our forecasted operating results, and significant and sustained negative industry/economic trends, we performed an “off-cycle” impairment test to determine if our goodwill asset was impaired as of December 31, 2008. This impairment test was based in part on our revised outlook for 2009 and beyond, which incorporated the potential for a continued delay in the US and global economic recovery and its impact on our operating performance.

In performing the off-cycle goodwill test, we developed a range of possible forecast scenarios, and from these we derived estimates of fair value of the company and its two reporting units. We hired an outside appraisal firm to assist us in our Step 2 analysis under the SFAS 142 guidance. Our estimated range of the fair value of FAS at that time suggested that the reporting unit could support a small amount of residual goodwill, while the estimated range of fair value of the Economics reporting unit suggested a full impairment of the assigned goodwill. Given the significant estimates and substantial judgment required to prepare the fair value analysis for each reporting unit, we had to determine what amount of goodwill, if any, was still supportable by the current business operations. Prior to filing our 2008 Form 10-K on March 31, 2009, we reconsidered the quantitative and qualitative factors used in our analysis and, based on the results of our impairment test, we concluded that the entire $118.8 million goodwill asset, including the small residual amount in the FAS reporting unit, was impaired as of December 31, 2008.

In considering our market capitalization as an indicator of impairment at year end 2008, we noted that our book value, pre-goodwill and impairment charges, was approximately $255 million versus a market capitalization of $172 million.  Also, subsequent to our preliminary earnings announcement on January 26, 2009, we noted that our market capitalization on January 27, 2009 was approximately $100 million and our book value (after goodwill and other impairment charges) at December 31, 2008 was $168 million. We evaluated the difference between the book value and market capitalization amounts and performed an analysis of implied control premiums for acquisitions in our sector. We considered the amount above our quoted stock price which a buyer would be required to pay in order to obtain the entire company (rather than just a single share of common stock) to represent a control premium. We observed that the implied premiums over market capitalization for announced acquisitions in the previous 24 months ranged between roughly 35% and 100%. We concluded that the excess of our book value over our market capitalization of approximately 60%-70% was in a reasonable range given recent market premiums to acquire companies in our sector.  Therefore our market capitalization was not itself an indicator of impairment.

In May 2009 we settled a contingent earn-out payment related to the Secura Group acquisition for $1.8 million and assigned this goodwill amount to the FAS reporting unit. At that time, we evaluated whether to record the amount as a goodwill asset or to immediately impair that additional goodwill. We considered the following factors in recording the $1.8 million earn-out payment as a goodwill asset at June 30, 2009:

•                  Our operating results for the first six months of 2009 were not significantly different than our revised outlook, and the consulting sector/industry and overall economy had not significantly deteriorated further during that period of time;

•                  We determined that the difference between our market capitalization and the book value of our equity over the 1st and 2nd quarter of 2009 represented a reasonable and appropriate range of control premiums (consistent with our year-end impairment analysis). Our market capitalization for the 30 days prior to June 30 had been as high as $108 million and our book value of equity was $161 million; and

•                  FAS reporting unit revenues had sequentially increased from Q1 2009 to Q2 2009, indicating no further deterioration in the revised forecast.

Based on the above qualitative and quantitative observations, we concluded that there were no indicators of impairment as described in paragraph 28 of SFAS No. 142 at June 30, 2009. Accordingly, we did not perform a goodwill impairment test at June 30, 2009.

LECG Corporation acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the referenced filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (510) 985-5734 if you have any additional comments or questions regarding our response.

Sincerely yours,

/s/ Steven R. Fife
Steven R. Fife
Chief Financial Officer
LECG Corporation

cc:	Deloitte & Touche LLP
Bradley J. Rock, DLA Piper LLP (US)